March
2, 2021

VIA E-MAIL george.reid@antoniogiovanucci.com
Mr. George Reid
Chairman
Antonio Giovanucci Et Cie Ltd.
27 Old Gloucester Street
London WC1N 3AX

Re:    Antonio Giovanucci Et Cie Ltd.
       File No. 811-23628

Dear Mr. Reid:

       On January 11, 2021, you filed a notification of investment company registration on
Form N-8A for Antonio Giovanucci Et Cie Ltd (   AGC UK   ). That form indicates
that AGC UK
was organized in 2016 under the laws of the United Kingdom. For the reasons set forth below,
AGC UK is not eligible to register as an investment company under the Investment Company
Act of 1940 (   ICA   ).

        The ICA makes clear that only investment companies organized in the United States may register, unless the Commission issues an order permitting registration.

        Section 8(a) of the ICA provides that    [a]ny investment company
organized or otherwise
created under the laws of the United States or of a State may register    under
the ICA. (Emphasis
added.) The term    State    is defined to mean    any State of the United
States, the District of
Columbia, Puerto Rico, the Virgin Islands, or any other possession of the
United States.    See
Section 2(a)(39) of the ICA. Accordingly, an investment company organized under the laws of
the United Kingdom is not organized or created under the laws of a    State
for purposes of
registering as an investment company.

        Notwithstanding Section 8(a) of the ICA, the Commission is authorized under certain conditions and after making certain findings to issue an order permitting an investment company organized or created under the laws of a foreign country to register under the ICA. See Section
7(d) of the ICA. No such order has been issued.
 Mr. George Reid
March 2, 2021
Page 2


        Inasmuch as AGC UK is not organized under the laws of the United States or of a State, and the Commission has not issued an order permitting it to register as an investment company under the ICA, AGC UK was not eligible to file a Form N-8A. Consequently, AGC UK is not deemed to be registered as an investment company under Section 8(a) of the ICA. Please file a letter on EDGAR as soon as possible, using submission type RW, stating that AGC UK withdraws the notice of registration on Form N-8A. If AGC UK fails to withdraw its notification of registration, we may take appropriate action, including possible deregistration of the Trust.

                                                                  Sincerely,

                                                                  /s/ Michael
J. Spratt

                                                                  Michael J.
Spratt
                                                                  Assistant
Director